UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40735

Rockley Photonics Holdings Limited

(Exact name of registrant as specified in its charter)

3rd Floor, 1 Ashley Road

Altrincham, Cheshire, United Kingdom, WA14 2DT

+44 (0) 1865 292017

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.000004026575398 per share

Warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Rockley Photonics Holdings Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 15, 2023	ROCKLEY PHOTONICS HOLDINGS LIMITED

	By:	/s/ Dr. Andrew Rickman, OBE
	Name:	Dr. Andrew Rickman, OBE
	Title:	Chief Executive Officer